Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2006	2005
Earnings:
Income before income tax expense, minority interest in subsidiaries and cumulative effect of accounting change	$1,397	$978
Add:
Equity earnings from affiliates	(243)	(186)
Dividends received from affiliates	14	15
Fixed Charges (excluding capitalized interest)	239	217
Amortization of capitalized interest	6	11

Total earnings available for fixed charges	$1,413	$1,035

Fixed charges:
Interest on debt and finance lease charges	$200	$189
Capitalized interest	4	5
Interest element on rental expense	39	28

Total fixed charges	$243	$222

Ratio of earnings to fixed charges	5.8	4.7